Western & Southern Financial Group®	400 Broadway Cincinnati, OH 45202 Tel: 513-357-6029 Fax: 513-629-1044 meredyth.whitford@wslife.com

November 16, 2018

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549
Attn: Jaea Hahn

RE:     Touchstone Funds Group Trust (the "Trust")
File Nos. 033-70958 & 811-08104
Withdrawal of Rule 485(b) Filing on Form N-1A - Post Effective Amendment No. 104

To the Commission:

On November 16, 2018, the Trust submitted a Registration Statement on Form N-1A under Rule 485(b) (PEA No. 104) (the "Registration Statement") for the following series:

- Touchstone Anti-Benchmark International Core Equity Fund
- Touchstone Anti-Benchmark US Core Equity Fund

The Accession Number of the Registration Statement was 0000914243-18-000144. The Trust respectfully requests the withdrawal of the Registration Statement pursuant to Rule 477(a) under the Securities Act of 1933, as amended. In accordance with my conversations with the Staff, the Trust will re-submit the filing pursuant to Rule 485(a) with an acceleration request so that the Commission may declare the Registration Statement effective.

If you have any questions or need further information relative to this request, please contact Mark Quade of Vedder Price P.C. at (312) 609-7515 or the undersigned at (513) 357-6029.

Sincerely, /s/Meredyth A. Whitford-Schultz Meredyth A. Whitford-Schultz, Esq. Assistant Secretary to the Trust

cc:	Renee Hardt, Esq.
Deborah B. Eades, Esq.